

Mail Stop 3561

September 20, 2016

Takeshi Uchiyamada
Chief Executive Officer
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture, 471-8571
Japan

> **Re: Toyota Motor Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2016**
> **Filed June 24, 2016**
> **File No. 001-14948**

Dear Mr. Uchiyamada:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You told us in your letter dated March 28, 2014 that you made indirect sales in Sudan and Syria, and that you did not expect any significant changes in your contacts with either of those countries. In addition, we note that on your website you continue to identify Golden Arrow Co., Ltd. and Al Saady Trading Co., Ltd. as distributors of your vehicles in Sudan and Syria, respectively. As you know, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and assets controls. Your Form 20-F does not include disclosure about contacts with Sudan or Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. Your response should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Form 6-K Filed August 31, 2016

Exhibit 99.2

1. In the Form 20-F for the fiscal year ended March 31, 2016 and the Form 6-K filed March 2, 2016 you disclose you established a new management structure effective April 2016 in which you created seven product-based in-house companies. A stated purpose of this change is to transition to a product-based organization from one that is function-based. You further disclose that a president will preside over each in-house company. You also disclose that product-based business units will compete with one another. We note the segment presentation in the notes to the financial statements for the first quarter of fiscal 2017 included in the Form 6-K filed August 31, 2016 remains the same as in the Form 20-F. Pursuant to the guidance in ASC 280-10, please explain to us how you consider the structure change when determining your segment presentation. In your response, please advise us if you consider the seven product-based in-house companies to be operating segments, and if so, your consideration as to whether they are reportable segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3308 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure